Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

On December 27, 2013, ING Fidelity® VIP Equity-Income Portfolio’s principal investment strategies were revised to include the following:

The Adviser may also use covered call options as tools in managing the Master Fund’s assets. By writing covered call options, the Adviser sells the option to buy a security held by the Master Fund at a specified price in exchange for a premium.